

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Clifton S. Robbins
Chief Executive Officer
CSR Acquisition Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

      Re: CSR Acquisition Corp.
           Registration Statement on Form S-1
           Filed July 31, 2020
           File No. 333-240277

Dear Mr. Robbins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 31, 2020

Risk Factors
Our directors and officers will allocate their time to other businesses, page 45

1.   Throughout the prospectus (including under "Proposed Business" starting at page 75), you emphasize the apparent deep and varied business experience of Mr. Robbins, your Founder and Chief Executive Officer. You state that you intend to "capitalize on [his] 40 years of investment experience." At page 76, you indicate that he intends "to devote substantially all of his business time to our company as its CEO." You also state at pages 3 and 77 that "by the end of this quarter ... our company will be the primary focus of Mr. Robbins. We see this as an important advantage of our company, as many other similarly structured companies that have not yet completed an initial business combination are led by an executive also pursuing other business activities."

However, in this risk factor, you state that your officers and directors "are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination." Please reconcile these statements with the disclosures regarding Mr. Robbins. To the extent that Mr. Robbins does not intend to devote "substantially all" of his business time and efforts to your business and affairs, please revise disclosure throughout your prospectus to clarify his intentions in that regard and to eliminate implications to the contrary.

Exhibits

2.   We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gregg A. Noel, Esq.